UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

1

HP Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2017 and 2016, and
For the Year Ended December 31, 2017

2

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of HP Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2001.

San Jose, California
June 21, 2018

HP Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
	(In thousands)
Assets
Investments, at fair value	$9,070,001	$8,152,325
Receivables:
Notes receivable from participants	46,732	51,486
Due from broker for securities sold	1,151	348
Employer contributions	43,795	7,166
Participant contributions	–	4,181
Interest, dividends and other	1,297	1,114
Total receivables	92,975	64,295
Total assets	9,162,976	8,216,620

Liabilities
Due to broker for securities purchased	4,062	171
Administrative expenses and other payables	2,030	2,492
Total liabilities	6,092	2,663

Net assets available for benefits	$9,156,884	$8,213,957

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions to net assets attributed to:	(In thousands)
Contributions:
Employer	$43,770
Participants	131,601
Rollovers	20,680
Total contributions	196,051

Investment income:
Net realized and unrealized appreciation in fair value of investments	1,454,173
Interest and dividends	17,032
Total investment income	1,471,205

Interest income on notes receivable from participants	2,392

Total additions	1,669,648

Deductions from net assets attributed to:
Benefits paid directly to participants	(723,945)
Investment management fees	(465)
Administrative expenses	(2,311)

Total deductions	(726,721)

Net increase in net assets	942,927

Net assets available for benefits:
Beginning of year	8,213,957

End of year	$9,156,884

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2017

1. Description of the Plan
The following brief description of the HP Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of HP Inc. (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).
Investments
Participants may direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market fund, common collective investment trust funds, Company common stock, and a self-directed brokerage account feature that includes mutual funds through an affiliate of Fidelity. All investments are participant-directed.
The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of investing in the Company’s common stock and also provide the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.
Participants may invest in the HP Stock Fund, which is comprised of a cash component and HP Inc. common stock. If a participant’s account currently has more than 20% invested in the HP Stock Fund, the participant will not be required to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HP Stock Fund. In addition, future requested exchanges into the HP Stock Fund will be blocked if the requested change will cause the participant’s balance in the HP Stock Fund to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HP Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HP Stock Fund.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017
Contributions
Upon employment, as soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund closest to the year the employee was born.
Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. The annual limit was $18,000 for 2017. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,000 above the annual limit as a catch-up contribution. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.
The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.
In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded annually. During 2016 the Plan was amended to state that effective January 1, 2017, a participant must be employed on the last day of the calendar year to receive the Company matching contribution, unless they have terminated employment during the year as a result of death, termination under a Company-approved severance program, or in connection with a sale or divestiture by the Company of the business unit in which the participant was employed.
Vesting
Participants are fully vested at all times with regard to their contributions and earnings thereon.
In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017

Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.
Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.
Forfeitures
If a participant terminates employment before becoming fully vested in their Company matching contributions, the nonvested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances due to taking a distribution of vested amounts are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible plan expenses.
Unallocated forfeiture balances as of December 31, 2017 and 2016, were approximately $7.8 million and $0.7 million, respectively. Forfeitures used to reduce Company matching contributions were approximately $9 million, which included the December 31, 2017 forfeiture balance of $7.8 million to fund the 2017 Company matching contribution in January 2018.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017

Payment of Benefits
On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Stock Fund (to the extent a participant is/was invested in the Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.
Administrative Expenses and Investment Management Fees
Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant’s account is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017
Benefit Payments
Benefit payments are recorded when paid.
Subsequent Events
The Company has evaluated subsequent events through June 21, 2018, the date the financial statements were available to be issued.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs for the asset or liability.
The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.
Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2017.
Collective investment trusts and common collective funds: Valued at the net asset value (NAV) as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments are valued daily and have no redemption restrictions or future commitments.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017

Mutual funds, money market funds and common stock: Valued at the closing price reported on the active market on which the individual securities were traded.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.
The following tables set forth the Plan’s assets and liabilities at fair value as of December 31, 2017 and 2016, by level, within the fair value hierarchy:

	As of December 31, 2017 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$256,284	$–	$256,284

HP Inc. common stock	151,891	–	151,891

Short-term investments	–	283,447	283,447

	$408,175	$283,447	691,622

Common / collective investment trust funds (NAV)			$8,378,379

Total assets			$9,070,001

	As of December 31, 2016 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$227,384	$–	$227,384

HP Inc. common stock	112,642	–	112,642

Short-term investments	–	315,881	315,881

	$340,026	$315,881	$655,907

Common/collective investment trust funds (NAV)			7,496,418

Total assets			$8,152,325
Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2017, there were no transfers between levels.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2018, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related-Party Transactions
The Plan engages in certain transactions involving the Company, BNYM, and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of trustee fees to BNYM, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.
At December 31, 2017 and 2016, the Plan held approximately 7.2 million and 7.6 million shares, respectively, of HP Inc. common stock with a fair value of approximately $152 million and $113 million, respectively. During 2017, the Plan purchased approximately $10 million and sold approximately $26 million of the HP Inc. common stock, and recorded dividend income of approximately $4 million.
While the trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity are considered parties-in-interest transactions to the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code. Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2017. As of December 31, 2017 and 2016, through the self-directed brokerage feature, the Plan held investments issued by affiliates of Fidelity totaling $140.7 million and $125.5 million, respectively.

6. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2017

affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016, was as follows:

	December 31,
	2017	2016
	(In thousands)
Net assets available for benefits per the financial statements	$9,156,884	$8,213,957
Benefits payable to participants at year-end	(2,648)	(2,527)

Net assets available for benefits per Form 5500	$9,154,236	$8,211,430

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31, 2017, was as follows:

(In thousands)
Benefits paid to participants per the financial statements	$723,945
Add: Benefits payable to participants at December 31, 2017	2,648
Less: Benefits payable to participants at December 31, 2016	(2,527)

Total benefits paid to participants per the Form 5500	$724,066

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2017

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Check here if late participant loan contributions are included

Supplemental payroll periods during 2017	$–	$24,189	$–	$–

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2017

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	Number of shares/units	(d) Cost**	(e) Current Value
Short-Term Investments:
* BNY Mellon	Cash Reserve	486,725		$486,725
Dreyfus	Government Cash Management Fund	7,444,198		7,444,198
Vanguard	Federal Money Market Fund	275,516,107		275,516,107
				$283,447,030
Self-Directed Brokerage Account:
* Fidelity	Self-Directed Brokerage Account	Various		$256,283,971

Common Collective Trust Funds:
BlackRock	US Debt Index Fund F	6,781,265		$210,864,110
BlackRock	Russell 1000 Index Fund F	37,864,878		1,287,328,768
BlackRock	Russell 2500 Index Fund F	15,519,063		443,937,800
BlackRock	BLACKROCK MSCI ACWI EX-US Index Fund F	8,082,051		219,232,457
				$2,161,363,135

Collective Investment Trust Funds:
SEI Trust Company	Conservative Fund	5,856,112		$117,519,291
SEI Trust Company	1945 Birth Date Fund	3,112,505		51,539,355
SEI Trust Company	1950 Birth Date Fund	23,472,659		391,882,896
SEI Trust Company	1955 Birth Date Fund	8,688,347		151,251,081
SEI Trust Company	1960 Birth Date Fund	17,683,922		313,000,118
SEI Trust Company	1965 Birth Date Fund	21,015,259		374,334,310
SEI Trust Company	1970 Birth Date Fund	11,236,976		203,420,727
SEI Trust Company	1975 Birth Date Fund	7,455,284		135,228,419
SEI Trust Company	1980 Birth Date Fund	4,728,675		86,496,918
SEI Trust Company	1985 Birth Date Fund	2,913,825		53,602,430
SEI Trust Company	1990 Birth Date Fund	1,973,755		35,720,651
SEI Trust Company	Short Term Bond Fund	47,986,719		540,702,430
SEI Trust Company	Core Bond Fund	20,196,987		264,273,541
SEI Trust Company	US Large Cap Equity Fund	76,894,557		1,941,610,636
SEI Trust Company	US Small/Mid Cap Equity Fund	30,759,852		668,137,832
SEI Trust Company	International Equity Fund	27,730,461		471,082,298
SEI Trust Company	Real Return Bond Fund	5,736,155		69,800,397
SEI Trust Company	High Yield Bond Fund	6,256,084		94,089,002
SEI Trust Company	Emerging Markets Equity Fund	11,651,660		142,727,004
SEI Trust Company	Global Real Estate Fund	3,668,311		110,596,550
				$6,217,015,886
Common Stock:
* HP Inc.	Common Stock	7,229,480		$151,891,375

Total investments, at fair value				$9,070,001,397

* Participant Loans	Interest rates ranging from 3.75% to 10.00% and maturity dates through October 2033			$46,732,452

* Party-in-interest.
** Cost information is not required for participant-directed investments.

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 21, 2018	By:	/s/ Ruairidh Ross
Ruairidh Ross
Deputy General Counsel
and Assistant Secretary